June 30, 2006

Division of Corporate Finance
placecountry-regionUnited States Securities and Exchange Commission
placeCityWashington, StateD.C.  20549

Attention: Mr. Craig Wilson, Senior Assistant Chief Accountant

Via EDGAR Correspondence

RE:   Elcom International, Inc. (“Elcom” or the “Company”)
       Form 10-KSB for the Fiscal Year Ended December 31, 2004 (“2004 Form 10-KSB”)
       Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
       Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
       Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
       Form 10-KSB for the Fiscal Year Ended December 31, 2005 (“2005 Form 10-KSB”)
       Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
       File No. 000-27376

Gentlemen:

         This  correspondence  responds in detail to the  Commission’s  comment letter on the Company’s  referenced filings,  which  comments  were issued by letter  dated June 19, 2006 (“June  Comments”).  The June  Comments are a
follow on to the Commission’s  comment letters on the Company’s  referenced filings,  which comments were issued by letters  dated  January  17, 2006  (“January  Comments”)  and the initial  comment  letter,  dated  August 30, 2005
(“August  Comments”),  and responded to by the Company on April 17, 2006 (“April  Response”) and September 30, 2005
(“September Response”), respectively.

         This  correspondence  provides specific responses to the Commission’s June Comments.  For the Commission’s
convenience,  we have  repeated  the  Commission’s  June  Comments  in  italics,  followed  by  Elcom’s  responses.
Capitalized  terms in this  correspondence  that are not otherwise  defined herein,  have the meanings  ascribed to them in the April and September Responses.

         Elcom has made a variety of  revisions  to its 2005  10-KSB  filed on March 31,  2006 and made  additional revisions  in its Form 10-QSB for the Fiscal  Quarter  Ended March 31,  2006,  filed on May 15, 2006 in response to the Commission’s  August Comments and January Comments.  Further,  as noted herein,  the Company also plans to make certain additional revisions to its future 10-QSB’s and 10-KSB’s to be responsive to the June Comments.

Form 10-KSB for the Year Ended December 31, 2005

Note (2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9

1.       We note your response to prior comment  number 5 and your revised  hosting  services  revenue  recognition
         disclosure.   Clarify  when  you  recognize  revenue  for  the   implementation   fees  included  in  such
         arrangements.  That is, clarify whether you recognize revenue for your  implementation  fees over the term of the hosting  services or upfront.  In addition,  tell us how your policy  complies with the guidance of
         SAB Topic 13,  Section  A.3.f.  Note,  this  comment  relates to your policy for all hosting  arrangements except for the Capgemini arrangement.

         Elcom has included the  following  disclosure  on page 6 of its Form 10-QSB for the Fiscal  Quarter  Ended
March 31, 2006,  in footnote 2.  Critical  Accounting  Policies;  Use of Estimates;  (i) Revenue  Recognition  (the
second paragraph):

           “All but one of Elcom’s hosted  services  clients do not have an unfettered  right to take possession of the hosted placePECOS  software.  The hosting services  agreements  typically require Elcom to establish a functional  instance of its software  solution  specific to the client before the hosting term begins.
           Hosting  services  agreements  also  generally  call for the  Company to provide  technical  support and software  updates and upgrades to customers  during the term of the  agreement.  The Company  recognizes these hosting  services  revenues over the hosting term,  which is typically one year,  consistent  with
           Emerging  Issues Task Force (“EITF”) 00-3,  Application  of AICPA  Statement of Position 97-2,  Software
           Revenue  Recognition,  Arrangements  That Include the Right to Use Software  Stored on Another  Entity’s
           Hardware (“EITF 00-3”),  and SEC Staff Accounting  Bulletin (“SAB”) Topic 13, Revenue  Recognition (“SAB
           13”).  The Company  recognizes  revenue on this basis because its customers do not have (except as noted
           below)  the  contractual  right to take  possession  of the  software  at any time  during  the  hosting period.  Certain  of these  agreements  provide  for an  initial  implementation  fee for  creating  and bringing a client’s  placePECOS  system live and  time-based  hosting  services  fees  thereafter.  If a hosting  services  agreement  accounted  for under EITF 00-3 and SAB 13 provides for the payment of fees that are  required  in order for the  customer  to use the  software  system,  beyond  those for hosting services,  including  implementation  fees, these additional fees are typically  recognized ratably over the first year of the  arrangement,  if the  related  hosting  services  agreement  is subject to annual renewal by the  customer.  Otherwise,  such fees are typically  recognized  over the term of the related agreement.  The Company  has  recently  entered  into a large  hosting  services  contract  that will be accounted  for under  EITF 00-3 and SAB 13, as the  client(s)  do not have an  unfettered  right to take possession  of the  hosted  PECOS  software  system.  In this  particular  contract,  Elcom will be paid
           certain  development  fees,   implementation  fees  and  ongoing  hosting  services  fees.  Because  the development and implementation  fees are for Elcom professional  services that are required in order for the  customer(s)  to use the hosted  software  system,  once such fees are earned,  Elcom will recognize them in revenue  over the  remaining  contract  life  (initially  five years) as clients in this certain arrangement  do not have  annual  opportunities  to cancel the  arrangement.  As of March 31,  2006,  no revenues have been recognized under this contract.”

         Elcom notes that there were no  implementation  revenues earned for any hosted services  contracts  (aside from the Capgemini  arrangement)  in 2004 or 2005.  The Company’s  evolving  disclosure  concerning  implementation services  for hosted  contracts  accounted  for under SAB Topic 13,  reflected  its  anticipation  of earning  such revenues in conjunction with contracts that were under negotiation or just beginning,  and its ongoing  discussions with its auditors on the matter.  Elcom was concerned that its financial  statements  would not properly  reflect a matching  of revenue  and  expenses in respect of hosted  services  development  and  implementation  efforts.  The
Company is also concerned  that the same revenue  generating  activities  are resulting in differing,  inconsistent accounting  policies,  in spite of its long standing  history of rendering and  collecting for  implementation  and other  professional  services.  Nonetheless,  this is the Company’s policy for all hosted services contracts (aside from the Capgemini arrangement) and it is consistent with SAB Topic 13, Section A.3.f.

2.       We note your  response  to prior  comment  numbers 9 through  11 with  respect  to the manner in which you allocate  and  recognize  revenue  for the  various  elements of the  Capgemini  arrangement.  We note you allocated the entire fee received from Capgemini  upon  satisfaction  of the delivery  requirement of EITF
         00-3 to the software  license portion of the  arrangement  (i.e. the fees received from the four milestone payments).  Clarify  why you did not  allocate  any of  these  fees to the  hosting  element  pursuant  to paragraph 6 of EITF 00-3.  In this  respect,  it appears that you had an  obligation to host your software to  Capgemini  for a period of seven  years in  addition to your  obligation  to host the  software to the
         Scottish  Executive  entities  that elect to sign up for this  service.  If this is correct,  you would be required to establish  VSOE of fair value of the Capgemini  hosting  services and recognize such allocated revenue  over the  hosting  term.  If you are  unable  to  establish  VSOE of fair  value of such  hosting services,  you would  refer to  paragraph  12 of SOP  97-2,  as  amended  by SOP 98-9,  to  determine  the appropriate accounting.

         The four milestone payments from Capgemini were pass throughs from the Scottish  Executive,  and were paid in accordance with the arrangement  between  Capgemini and the Scottish  Executive,  and in turn were billed by the
Company to Capgemini in accordance  with our contract,  and settled in the normal  course.  The Company’s  contract with  Capgemini  does not  provide  that a separate  hosted  system be set up for  Capgemini,  or for that  matter, require any hosted system be provided in the absence of an ongoing  subscription  agreement  with one of the Public
Entities  of the  Scottish  Executive.  While  there  had to be  Public  Entity  customers  in  place  to earn  the milestones (the fourth and final milestone was met in 2004), if no customer  renewed their services  contract after the first year of service,  then there would be no  obligation  for the  Company to maintain  any hosting  service, until a  Public  Entity  of the  Scottish  Executive  contracted  for the  service,  and paid  the  required  fees.
Accordingly,  in the event that all existing  customers of this arrangement did not renew their contracts after the first year of service (or at any point during the contract  term),  Elcom could take the service off line.  In this unlikely  circumstance,  there would be no amounts due back to  Capgemini  (or the  Scottish  Executive)  nor would there be any further amounts due to the Company.  The Company’s  contract with Capgemini  requires Elcom to develop and provide  the  operating  hosting  system as  specified.  Once the  specified  system is  provided,  there is no contractual  requirement  to update or  upgrade  the  system  provided,  or even to  maintain  it unless  there are customers using it.

         Accordingly,  because the Company had delivered the software  system and had VSOE of the fair value of the separate  fees  for all its  other  responsibilities,  it  recognized  license  revenue  upon  achievement  of each milestone  agreed  with  Capgemini  in  accordance  with  paragraph  8 of SOP 97-2.  Elcom also  believes  that its accounting for the milestone  payments is consistent with paragraphs  27-28 of SOP 97-2,  considering  that certain milestone  payments could (and did) become due in excess of one year after the Capgemini  arrangement was finalized and, accordingly, revenues were recognized as the milestone payments became due.

         As  described  previously,  Elcom priced the hosting  portion of the  Capgemini  arrangement  based on its
Legacy  Software  maintenance/support  agreements,  and  the  Capgemini/Scottish  Executive  contract  is the  only arrangement  currently being accounted for under SOP 97-2 and SOP 98-9.  Elcom believes it has established the VSOE of the hosting  services charges for this arrangement  because the price charged was  contractually  established by executive  management  and Elcom has achieved  substantive  annual  renewals and payments from  Scottish  Executive
Public  Entities in  accordance  with the  contract.  Each client has the option to cancel the hosting  arrangement upon each annual anniversary.

Note (3) Loans Payable, page F-16

3.       Your  response to prior  comment  number 13  indicates  that all your fiscal  year 2005  convertible  debt arrangements  qualify as conventional  convertible  debt. Your response also indicates that the conversion price of debt  settled in  Regulation  S stock was equal to the actual  sale price of  Regulation  S stock issued in December  2005 and the  conversion  price of the debt settled in Regulation D stock was based on the  moving  average  of your  regulation  S stock  and the  actual  price of your  Regulation  S stock in
         December 2005.  Therefore,  it appears that the conversion  price of these debt  arrangements was based on the price of your Regulation S stock.  Clarify why you believe that such conversion  feature  qualifies as a “standard”  anti-dilution  provision as discussed in paragraph 8 of EITF 05-2.  If you conclude that the anti-dilution  provision is not  standard  and hence,  the debt is not  conventional  convertible,  please provide  your  analysis  of each of the  conditions  described  in  paragraphs  12-32 of EITF  00-19 as to whether the embedded  conversion  option is required to be bifurcated from the debt host and accounted for as a derivative.  As part of your  response,  specifically  tell us how you  determined  that the contract contains  an  explicit  limit on the  number of shares to be  delivered  in share  settlement  in order to quality for equity classification pursuant to paragraphs 20 through 23 of EITF 00-19.

         The  Company  requested  clarification  of this  comment  from the SEC  staff,  but was unable to have the requested  conversation  before the SEC’s time  constraint  for Elcom’s reply lapsed.  The Company does not believe there were any  anti-dilution  clauses in the  convertible  debt  arrangements  entered  into by Elcom during 2005.
There were essentially two forms of debt arrangements  entered into by Elcom in 2005:  non-U.S.  investor loans and the officer loans.

         The arrangements  entered into with non-U.S.  investors  provided the investor with the ability to convert their debt and accrued  interest  into  Regulation S shares at the closing  price of the  Company’s  December  2005
Regulation S share  issuance.  In essence these  investors were provided a mechanism to participate in the December issuance  at the same  price as all other  investors.  The price of these  shares is the fair  market  value of the
Company’s  common  stock,  based on the actual  transaction.  The Company  does not believe  that  providing  these investors  with the ability to convert at fair market value  constitutes a derivative to be accounted for under the pronouncements referenced in the June Comments.

         In the case of the officer loans, the documents  providing the conversion  option were entered into on the same day (December 21, 2005) the converted loan was converted,  and Mr. Crowell  informed the Company in advance of
December  21, 2005,  that he would opt to be paid out in cash,  which  occurred a few weeks  later.  The loans that were  replaced by the  arrangements  put in place on December 21, 2005,  did not contain a conversion  option.  The officer  loans’  conversion  price was set by formula.  The  formula was put in place by a committee  of the Board, and provided  assurance that the per share price of the common stock  issuable to officers on conversion,  would be at a price in excess of the December  2005  Regulation S share  issuance.  This  approach  reflected  the advice of legal counsel,  and was intended to reduce the  possibility of litigation  resulting from the December common stock issuances,  and  consequent  stockholder  dilution.  The Company  does not  believe  that  providing  an out of the money/above  fair  market  value  conversion  option  constitutes  a  derivative  to be  accounted  for  under  the pronouncements referenced in the June Comments.

Note (6) Stockholders’ Equity

(d) Issuances of Common Stock Under Regulation D page F-19.

4.       Your response to prior comment number 12 states,  in part,  that paragraph 20 of EITF 00-19 does not apply to your convertible  debenture agreement because you could always calculate,  in advance,  what the impact of a specific  subsequent  equity issuance  transaction would be and,  accordingly,  believe that you were always  dealing  with a  determinate  amount of shares of common  stock.  Clarify why you believe that the contract  contains an explicit  limit on the number of shares to be delivered in share  settlement  as the conversion  price  could  be  adjusted  based  on the  fair  value  of your  common  stock  at the date of subsequent  equity  issuance.  As part of your  response,  tell us whether you have control over the price of your common stock delivered in offerings of your equity.

         The  Company’s  2005 AIM issuance of common stock was at a negotiated  price,  which  represents  the fair value of the Company’s  common stock at the time of the  issuance.  The price was  initially  negotiated  (early in the second quarter of 2005) at 2 pence per share,  and in early October of 2005, was  renegotiated to 1.5 pence per share,  which is the price the  issuance  closed  at.  The  Company  also  negotiated,  and had a larger  degree of control over the amount to be raised in the  issuance.  The initial  funding  target was £3 million,  and the final amount  raised was  approximately  £4.2 million,  before any debt  conversions.  The Company  accepted the level of investment  in addition  to the known 2005 debt  conversions  (all of which were known in advance of the  closing), only with full  knowledge  that it had the level of authorized  stock  required in order to ensure all its possible issuances of common stock were accommodated  within its authorized  capital.  This requirement  assessment included allowing for additional  shares of common stock required  under its 2003  convertible  debentures to cover both the
(per share)  price-adjusted  conversion  of both the  principal  amount and interest  through the date (April 2007)
that the 2003  convertible  debentures  could be converted to common stock at the Company’s  option,  which was the
Company’s plan.

         For an adjustment to occur to the 2003 convertible  debenture per share conversion  price, the Company had to take the  action of  closing  on a sale of its  common  stock at a price  below the  initial  conversion  price.
Because the decision to close on such a sale is the Company’s  decision,  Elcom knows it was always  dealing with a determined  number of shares into which the 2003  convertible  debentures  would be  converted.  The Company  notes that neither side of a negotiated  transaction has absolute control,  which was the case on the pricing side of the
December  2005  common  stock  issuances,  but  the  Company  did  have a major  voice  in the  pricing  discussion negotiation,  and had absolute control of the size of the issuance,  which was actually the key to establishing the level of any adjustment to the initial 2003  convertible  debenture per share price (the per share conversion price adjustment is a weighted  average price  adjustment).  The Company  notes that the 2003  convertible  debenture per share conversion price adjustment is a mathematical  calculation,  and the Company was never in a position where it did not calculate,  in advance,  its required  equity and make  determinations  of the  transactions  that it could effect and remain within the  constraints of authorized  capital and the  requirements  therefor,  not only for the
2003  convertible  debentures,  but all its other  potential  issuances of common  stock,  as well as a comfortable margin for other possible  issuances.  The outcome of the transaction,  as finally settled,  supports the Company’s accounting position and treatment.

Form 10-QSB for the Quarterly Period Ended March 31, 2006.

Item 3.  Controls and Proceedings, page 20

5.       We note your Chief  Executive and Financial  Officers  concluded your  disclosure  controls and procedures are “were  effective in insuring that  information  required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded,  processed,  summarized  and reported,  within the time  periods  specified  in the  Commission’s  rules and forms.”  Clarify,  if true,  that your  officers concluded that your  disclosure  controls and  procedures  are also  effective to ensure that  information required  to be  disclosed  is  accumulated  and  communicated  to your  management,  including  principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

         After  evaluating the  effectiveness of the Company’s  disclosure  controls and procedures as of March 31,
2006,  the  Company’s  Chief  Executive  Officer  and Chief  Financial  Officer  did  conclude  that the  Company’s disclosure  controls  and  procedures  were  effective  to ensure  that  information  required to be  disclosed  is accumulated and communicated to the Company’s  management,  including its principal executive officer and principal financial officer,  as appropriate to allow timely decisions  regarding required  disclosure.  As requested in your comment,  the Company will revise this  disclosure in its future Form 10-QSB and Form 10-KSB filings to clarify the conclusions  of its Chief  Executive  Officer and Chief  Financial  Officer with  respect to whether the  Company’s disclosure  controls  and  procedures  were  effective  to ensure  that  information  required to be  disclosed  is accumulated and communicated to the Company’s  management,  including its principal executive officer and principal financial  officer,  as appropriate to allow timely  decisions  regarding  required  disclosure.  Accordingly,  the
Company plans to include the following in its future filings:

           Item 3. Controls and Procedures

(a)      Evaluation of Disclosure Controls and Procedures.

           The Company’s Chief Executive  Officer and Chief Financial  Officer,  after evaluating the effectiveness of the Company’s  disclosure  controls and procedures (as defined in Exchange Act Rule  13a-15(e)) as of
           [period end date] (the “Evaluation  Date”), have concluded that as of the Evaluation Date, the Company’s disclosure  controls and  procedures  were  effective in ensuring  (i) that  information  required to be disclosed  by the  Company in the  reports  it files or  submits  under the  Exchange  Act is  recorded, processed,  summarized and reported,  within the time periods  specified in the  Commission’s  rules and forms and (ii) that  information  required  to be  disclosed  is  accumulated  and  communicated  to the
           Company’s  management,  including its principal  executive officer and principal  financial officer,  as appropriate to allow timely decisions regarding required disclosure.

                                              ***********************

         Please feel free to contact me with any  additional  comments or inquiries  you may have. I can be reached directly at  781-501-4015,  or  lmulhern@elcom.com  (fax  781-501-4020),  and my  workdays  at Elcom are  currently
Monday, Wednesday, Thursday and Friday, from 10 a.m. to 4 p.m.

                                                    Sincerely,

                                              /s/ Laurence F. Mulhern

                                                Laurence F. Mulhern
                                              Chief Financial Officer

Cc:      Mr. Christopher White, Staff Accountant
         Mr. Richard M. Cummings
         Douglas A. Neary, Esquire